0 82-04420



EVERGREEN

EVERGREEN MARINE CORP. (TAIWAN) LTD.
166, SEC. 2, MINSHENG E. ROAD, 104, TAIPEI, TAIWAN, R.O.C.
TEL: (02) 25057766 (10 LINES)
TELEX: 11476 EVERMARINE, 21567 EVERMARINE

Division of Corporation Finance,
Securities and Exchange Commission,
450 Fifth Street, N.W.,
Washington, D.C.20549

January 25, 2010

SUPPL

Re: The information required by Rule 12g3-2(b) from Evergreen Marine Corporation (Taiwan) Ltd. (" the Company ")



10015301

Dear Sir / Madam,

Attached hereto is the English version that the Company had published, filed or distributed from July 1, 2009 to December 31, 2009 for your file.

If you have any question, please feel free to contact the undersigned. (886-2-2500-2302 or gracehsieh@evergreen.com.tw)

Very truly yours,

Grace Shu-Hui Hsieh
Stock Department

dw 3/3

FORM NO. GAD-026-00

EVERGREEN MARINE CORPORATION (TAIWAN) LTD.

List of Information Referred to in Paragraph (b)(1)(I) of Rule 12g3-2(b) under the United States Securities Exchange Act of 1934, Published, Filed or Distributed from July 1, 2009 to December 31, 2009

1. Press release or notices

A. Announcement of certain significant matters (summary English version as attachment 1-A)

2. Reports released publicly on the website: http://newmops.twse.com.tw

A. Monthly operation statements from July 1, 2009 to December 31, 2009 (brief English description as attachment 2-A)

Attachment 1- A

Announcement of Certain Significant Matters of Evergreen Marine Corporation (Taiwan) Ltd. (Brief English Description)

1. Date: July 23, 2009
   To announce the issue price of the 1st domestic secured exchangable corporate bonds.

2. Date: July 28, 2009
   To announce the 2nd domestic unsecured convertible corporate bonds will be ceased to listed on OTC on September 7, 2009.

3. Date: July 30, 2009
   To announce the issue price of the 3rd domestic unsecured convertible bonds.

4. Date: August 27, 2009
   To announce that Evergreen Airline Services Corp., the shareholder of the Company, nominated Mr. Hsieh, Chih-Chien to replace Mr. Lin, Long-Hwa as its representative and the director of the Company from August 27, 2009.

5. Date: August 27, 2009
   To announce that Mr. Hsieh, Chih-Chien was elected by the Board of directors of the Company as the new chairman of the board from September 1, 2009.

6. Date: September 24, 2009
   To announce for subscribing for 141,509,434 new shares of EVA Airways Corp. in total amount of NTD 1,500,000,000.

Attachment 2-A

Monthly Operation Statements of
Evergreen Marine Corporation (Taiwan) Ltd.
(Brief English Description)

1. Statements of operation for July 2009 (publicly announced on the website: http://mops.twse.com.tw)

   Date: August 10, 2009
   Net operating revenue: NTD 1,188,384,000
   Amount of Endorsements/Guarantees: NTD 42,167,269,000
   Balance of Third-Party Loan: NTD 0

2. Statements of operation for August 2009 (publicly announced on the website: http://mops.twse.com.tw)

   Date: September 10, 2009
   Net operating revenue: NTD 1,178,761,000
   Amount of Endorsements/Guarantees: NTD 42,029,304,000
   Balance of Third-Party Loan: NTD 0

3. Statements of operation for September 2009 (publicly announced on the website: http://mops.twse.com.tw)

   Date: October 9, 2009
   Net operating revenue: NTD 1,244,227,000
   Amount of Endorsements/Guarantees: NTD 41,174,333,000
   Balance of Third-Party Loan: NTD 0

4. Statements of operation for October 2009 (publicly announced on the website: http://mops.twse.com.tw)

   Date: November 10, 2009
   Net operating revenue: NTD 1,139,099,000
   Amount of Endorsements/Guarantees: NTD 42,214,967,000
   Balance of Third-Party Loan: NTD 0

5. Statements of operation for November 2009 (publicly announced on the website: http://mops.twse.com.tw)

   Date: December 10, 2009
   Net operating revenue: NTD 1,286,778,000
   Amount of Endorsements/Guarantees: NTD 42,397,952,000
   Balance of Third-Party Loan: NTD 0

6. Statements of operation for December 2009 (publicly announced on the website: http://mops.twse.com.tw)

   Date: January 8, 2009
   Net operating revenue: NTD 1,308,084,000
   Amount of Endorsements/Guarantees: NTD 45,029,993,000
   Balance of Third-Party Loan: NTD 0